August 19, 2025

Sarah Ying Li
Head of Financial Reporting
NetEase, Inc.
NetEase Building, No. 599 Wangshang Road
Binjiang District, Hangzhou, 310052
People   s Republic of China

       Re: NetEase, Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2024
           File No. 000-30666
Dear Sarah Ying Li:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Paul W. Boltz, Jr.